Exhibit 99.11

future fintech group, Inc

UNRESTRICTED STOCK AWARD aGREEMENT

THIS UNRESTRICTED STOCK AWARD AGREEMENT (“Agreement”) is entered into by and between Future FinTech Group, Inc., a Florida corporation (the “Company”) and the Grantee effective as of Grant Date. The Administrator has authorized this grant of the Unrestricted Stock to the Grantee as set forth below. Unless otherwise indicated, any capitalized term used but not defined herein shall have the meaning as described to such term in the Future FinTech Group, Inc. 2019 Omnibus Equity Plan (the “2019 Plan”).

Grantee:	Hongke Xue
Grant Date:	December 28, 2020
Number of Shares:	300,000
Purchase Price (per Share):	$0

The parties hereto agree as follows:

1. Grant of Unrestricted Stock. Subject in all respects to the 2019 Plan and the restrictions and conditions herein, the Grantee is hereby granted Shares of Unrestricted Stock at the Purchase Price as set forth above.

2. No Period of Restriction. The Unrestricted Stock is fully vested as of the Grant Date.

3. Stockholder Rights. The Grantee will have the right to vote such Unrestricted Stock and the right to receive any dividends declared or paid upon receiving such Unrestricted Stock.

4. Securities Law Compliance. Shares of Common Stock acquired applicable to this Unrestricted Stock Award are subject to the terms and conditions of the 2019 Plan (Securities Law and Other Regulatory Compliance). The Grantee acknowledges and makes the representations and warranties as described below, and agrees to provide such other representations and warranties and take such actions as otherwise may be requested by the Company for compliance with applicable laws, and any issuance of Common Stock by the Company shall be made in reliance upon the express representations and warranties of the Grantee that:

(a) the Grantee is acquiring the Common Stock for his or her own account, for investment purposes and without any present intention of distributing or reselling said Common Stock, except as permitted under the Securities Act;

(b) the Grantee is fully aware of the highly speculative nature of the investment in the Common Stock, the financial hazards involved in the investment, and the lack of liquidity and restrictions on transferability of the Common Stock (e.g., that the Grantee may not be able to sell or dispose of the Common Stock or use it as collateral for loans); and

(c) the Grantee has received and had access to such information as the Grantee considers necessary and appropriate for deciding whether to invest in the Common Stock and has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance.

5. Certificate(s) Representing Unrestricted Stock. The Company shall issue Common Stock either in certificate form or in book entry form, registered in the name of the Grantee.

6. Tax Withholding. As a condition to the issuance of Common Stock applicable to this Unrestricted Stock Award, the Grantee must remit to the Company the statutory minimum (but not more) amount necessary to satisfy any applicable Federal, state or local tax withholding requirements.

7. Provisions of Plan Control. This Agreement is subject to all terms, conditions and provisions of the 2019 Plan, including, without limitation, the amendment provisions thereof, and to such rules, regulations and interpretations relating to the 2019 Plan as may be adopted by the Board and as may be in effect from time to time. The 2019 Plan is incorporated herein by reference. If and to the extent that this Agreement conflicts or is inconsistent with the terms, conditions and provisions of the 2019 Plan, the 2019 Plan shall control and this Agreement shall be deemed to be modified accordingly. This Agreement contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any prior agreements and understandings (whether written or oral) between the Company and the Grantee with respect to the subject matter hereof.

8. Successors, Assigns and Transferees. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and each of their respective successors and permitted transferees (including, upon the death of the Grantee, the Grantee’s estate).

9. Not an Employment Contract. This Agreement is not an agreement of employment or an agreement to engage Grantee as a director or an independent contractor. This Agreement does not guarantee that the Company or any affiliate will employ, retain, contract with or continue to employ, retain or contract with the Grantee during the entire, or any portion of the, term of this Agreement, nor does it modify in any respect the Company’s or any affiliate’s right to terminate or modify the Grantee’s employment, engagement or compensation.

10. Confidentiality. The Grantee agrees that he/she will not disclose to any third party the grant of unrestricted stock award, number of shares granted and the existence of this agreement unless it is required by the laws, regulations or rules of SEC.

11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida, without giving effect to any choice of law or conflict of law provision or rule.

12. Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) with counterpart signature pages or in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date set forth above.

Future FinTech Group, Inc.

By:	/s/ Shanchun Huang
Name:	Shanchun Huang
Title:	Chief Executive Officer

GRANTEE

By:	/s/ Hongke Xu
Name:	Hongke Xue

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